EXHIBIT 4.4

(For Type II Warrants)

TRIDENT BANCSHARES, INC.

WARRANT AGREEMENT

THIS WARRANT AGREEMENT (the “Warrant Agreement”) is made and entered into effective as of the      day of                     , 200   by and between TRIDENT BANCSHARES, INC. (the “Company”) and                      [NAME], a resident of the State of Georgia (the “Warrantholder”).

WHEREAS, the Warrantholder was an organizer of the Company and has placed assets at risk to fund the organizational expenses in expectation of being granted warrants to purchase common stock of the Company; and

WHEREAS, the Company hereby grants warrants to the Warrantholder on the terms and conditions hereinafter stated as compensation for the financial risk borne by the Warrantholder during the organizational phase of the Company;

NOW, THEREFORE, this Warrant Agreement is entered into by the Company and the Warrantholder with the following terms:

1.	Warrant.

The Company hereby grants to the Warrantholder warrants (the “Warrants”) to purchase              shares (the “Shares”) of the common stock, $[            ] par value (the “Common Stock”), of the Company in accordance with the terms and subject to the restrictions hereinafter set forth.

2.	Termination.

The Warrants have been granted on the date of this Warrant Agreement and shall terminate on                     , 201   [10 YEARS FROM GRANT DATE].

3.	Exercise of Warrants.

The Warrants shall be exercised, in whole or in part, by written notice directed to the Secretary of the Company at the Company’s main office or at such other address as the Company shall have notified the Warrantholder in writing. Such written notice shall be accompanied by payment in full in cash for the number of Shares specified in such written notice. In the event of the Warrantholder’s death or mental incapacity, the Warrants may be exercised by the Warrantholder’s personal representative. No fractional shares will be issued upon exercise of Warrants, but the Company will pay the cash value of any fractional shares otherwise issuable.

4.	Vesting.

The Warrants shall be immediately exercisable.

Form Warrant Agreement (Type II)

5.	Warrant Price.

The price per share at which Shares may be purchased pursuant to exercise of the Warrants (the “Warrant Price”) shall be $10.00 (which amount has been determined by the Board to be the fair market value per share of the Common Stock on the date that these Warrants are granted).

6.	Exercise or Forfeiture of Warrants Upon Certain Conditions.

The Company may require the Warrantholder to exercise or forfeit his or her Warrants in the event that the Company is directed to do so by the Office of the Comptroller of the Currency (“OCC”) or the Federal Deposit Insurance Corporation (“FDIC”) upon the occurrence of one of the following events: (1) the Company’s bank subsidiary’s capital falls below regulatory minimums as set forth in 12 CFR 3, or a higher requirement as the OCC or FDIC may determine; or (2) the existence of the Warrants impairs the Company’s ability to raise capital.

7.	Adjustments in Certain Events.

The Warrants granted hereunder shall be appropriately adjusted both as to the number of shares subject to the Warrants and the Warrant Price for any increase or decrease in the number of outstanding shares of Common Stock of the Company resulting from a stock split or payment of a stock dividend on the Common Stock, a subdivision or combination of shares of the Common Stock, or a reclassification of the Common Stock, and in the event of a merger or consolidation in accordance with the following paragraph.

After any merger, consolidation or reorganization of any form involving the Company as a party thereto involving any exchange, conversion, adjustment or other modification of the outstanding shares of the Company’s Common Stock, Warrantholder at the time of such reorganization shall, at no additional cost, be entitled, upon any exercise of his or her Warrant, to receive, in lieu of the number of shares as to which such Warrant shall then so be exercised, the number and class of shares of stock or other securities or such other property to which such Warrantholder would have been entitled pursuant to the terms of the agreement of merger or consolidation, if at the time of such merger or consolidation, such Warrantholder had been a holder of record of a number of shares of the Common Stock of the Company equal to the number of shares as to which such Warrant shall then be so exercised. Comparable rights shall accrue to each Warrantholder in the event of successive mergers or consolidations of the character described above.

The foregoing adjustments and the manner of their application will be in the discretion of the Company to determine.

8.	Limitation of Rights.

The Warrantholder or the personal representative of the Warrantholder is not entitled, by virtue of being such a holder, to receive dividends or to consent or to receive notice as a

Form Warrant Agreement (Type II)

stockholder in respect to any meeting of stockholders for the election of directors of the Company or any other matters, or to vote at any such meeting, or to any other rights whatsoever as a stockholder of the Company. The Warrantholder or the personal representative of the Warrantholder shall have no rights as a stockholder with respect to the Common Stock covered by the Warrants until the Warrantholder or the personal representative of the Warrantholder shall become the holder of record of such Common Stock.

9.	Restrictions on Transfer.

Unless the Warrants qualify as an exempt security under applicable federal and state securities laws, the Warrants may not be sold or transferred except in a transaction that is exempt from registration under the Securities Act of 1933 and all applicable state securities laws.

10.	Restrictions on Issuance of Shares.

If at any time the Board of Directors of the Company shall determine, in its discretion, that listing, registration or qualification of the Common Stock covered by the Warrants upon any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition to the exercise of the Warrants, the Warrants may not be exercised in whole or in part unless and until such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Board of Directors.

IN WITNESS WHEREOF, the Company, acting by and through its duly authorized officers, has caused this Warrant Agreement to be executed and the Warrantholder has executed this Warrant Agreement, all as of the day and year first above written.

TRIDENT BANCSHARES, INC.
[SEAL]

Attest:	By:
Name:
Title:
By:
Name:

WARRANTHOLDER:

[Name]

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